SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #2

                   Under the Securities Exchange Act of 1934




                               CELL GENESYS, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.001 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  150921 10 4
                               -----------------
                                 (CUSIP Number)


                           William K. Hoskins, Esq.
                General Counsel, Hoechst Marion Roussel, Inc.
                      General Counsel, HMR Pharma, Inc.
                           10236 Marion Park Drive
                       Kansas City, Missouri 64137-1405
                                (816) 966-4000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               December 31, 1996
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                                  Page 1 of 13

                           Exhibit Index is at Page 8

CUSIP No.  150921 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                                  WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            2,750,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       2,750,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         2,750,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     16.0%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 750,000 shares that may be purchased for $13.00 per share upon the exercise of a Common Stock Purchase Warrant during the period beginning November 27, 1995, and ending October 9, 2000.

CUSIP No.  150921 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its              HMR Pharma, Inc.
     I.R.S. Identification Number                  Applied for
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            2,750,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       2,750,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         2,750,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     16.0%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 750,000 shares that may be purchased for $13.00 per share upon the exercise of a Common Stock Purchase Warrant during the period beginning November 27, 1995, and ending October 9, 2000.

     This Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Cell Genesys, Inc. (the "Issuer"), of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"), is filed solely to report the possible deemed acquisition of indirect beneficial ownership of securities of the Issuer by Pharma due to its acquisition of a majority beneficial ownership interest in HMRI. The filing of this Statement on behalf of Pharma shall not be construed as an admission that Pharma is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

     Item 2 of this Schedule 13D is amended to read as follows:

     (a) - (c), (f) This Schedule is filed on behalf of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"). The principal place of business and principal office of HMRI and Pharma are at 10236 Marion Park Drive, Kansas City, Missouri 64137-1405. The principal business of HMRI is the discovery, development, manufacturing, marketing, and sale of pharmaceuti-cal compounds for the treatment of human diseases. Pharma is a holding company for most of the U.S. pharmaceutical operations of, and a wholly owned subsidiary of, Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"), which is a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. Information as to the executive officers and directors of HMRI and Pharma is set forth in Exhibit 99.E hereto. Information as to the executive officers and directors of Hoechst AG is set forth in Exhibit 99.F hereto.

     Pharma beneficially owns 98.2% of the outstanding common stock of HMRI and is filing this Schedule solely with respect to its potential deemed indirect ownership of HMRI's holdings of the securities.

     (d) - (e) During the last five years, neither HMRI, Pharma, nor, to their knowledge, Hoechst AG or any of the persons listed in Exhibits 99.E or 99.F hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither HMRI nor Pharma nor, to their knowledge, Hoechst AG or any of the persons listed in Exhibits 99.E or 99.F hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.   PURPOSE OF TRANSACTION.
-------   -----------------------

     The final two paragraphs of Item 4 of this Schedule 13D are amended to read as follows:

     The HRS Waiting Period expired and the transactions described herein were consummated on November 27, 1995.

     Except as set forth in this Schedule and as may be contemplated in the Stock Purchase Agreement, the Collaboration Agreement, the Cross License Agreement, and the Settlement Procedure Agreement, neither HMRI, Pharma, nor Hoechst AG has any plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item. However, any of such persons may elect to acquire or dispose of securities of the Issuer in the future, depending on its evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock, other opportunities available to HMRI and its affiliates, prospects for the businesses of HMRI and its affiliates, general economic conditions, money and stock market conditions, and other future developments.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     Item 5 of this Schedule 13D is amended to read as follows:

     (a) HMRI beneficially owns 2,000,000 Shares of the Issuer's Common Stock and a warrant to purchase up to 750,000 Warrant Shares, together representing approximately 16.0% of the Issuer's Common Stock outstanding at October 31, 1996 on a fully-diluted basis. The Warrant was issued to HMRI concurrently with the Shares, and HMRI has the right to acquire the Warrant Shares upon payment of the warrant exercise price. Except as may be set forth in any subsequent amendment to this Schedule, neither Hoechst AG nor Pharma, nor any executive officer or director of Hoechst AG, HMRI, or Pharma, beneficially owns any of the Shares or any other shares of Common Stock other than through their beneficial ownership, if any, of stock of Hoechst AG, Pharma, or HMRI. Pharma, which is a wholly-owned subsidiary of Hoechst AG, beneficially owns approximately 98.2% of the outstanding stock of HMRI.

     (b)  HMRI has sole power to vote and to dispose of the Shares.
Neither Hoechst AG, Pharma, nor any executive officer or director of either HMRI, Pharma, or Hoechst AG has any power to vote or to direct the vote, or to dispose of or to direct the disposition of, the Shares except to the extent that Hoechst AG, Pharma, or any such executive officer or director may be deemed to have any such power by reason of such person's relation-ship to or position with HMRI, Pharma, or Hoechst AG.

     (c)  None.

     (d)  None.

     (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
-------   RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------

     The first paragraph of Item 6 of this Schedule 13D is amended to read as follows:

     Other than the Stock Purchase Agreement and the Warrant, there are no contracts, arrangements, understandings or relationships between or among HMRI, Pharma, and/or Hoechst AG and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   ---------------------------------

     Item 7 of this Schedule 13D is amended by changing Exhibits 99.D, 99.E, and 99.F to read as follows:

99.D Agreement to File Jointly dated January 9, 1997, by and between HMRI and Pharma.

99.E Information concerning directors and executive officers of HMRI and Pharma.

99.F Information concerning directors and executive officers of Hoechst AG.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: January 9, 1997                   By:  /s/ James P. Mitchum
                                             James P. Mitchum
                                             Vice President and
                                             Chief Financial Officer


                                        HMR PHARMA, INC.



Date: January 9, 1997                   By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President and
                                             Assistant Secretary

                                 EXHIBIT INDEX


Exhibit No.         Description                                  Page No.
-----------         ------------                                 ---------

99.D      Agreement to File Jointly dated January 9,                  9
          1997, by and between HMRI and Pharma.

99.E      Information concerning directors and                        10
          executive officers of HMRI and Pharma.

99.F      Information concerning directors and                        12
          executive officers of Hoechst AG.